UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Adecoagro S.A.

(Name of Issuer)

Common Shares, par value $1.50 per share

(Title of Class of Securities)

L00849106

(CUSIP Number)

Tether Holdings Limited

c/o SHRM Trustees

Trinity Chambers

Tortola, Road Town

British Virgin Islands, VG1110

+443333355842

with a copy to:

Daniel Woodard

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, New York 10017

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L00849106	Page 2 of 10

1	NAME OF REPORTING PERSON
Tether Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,799,590 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,799,590 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,799,590 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes 16,799,590 common shares, par value $1.50 per share (“Common Shares”) of Adecoagro S.A. held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited.

(2)	This percentage is calculated based upon 102,461,382 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 12, 2024.

CUSIP No. L00849106	Page 3 of 10

1	NAME OF REPORTING PERSON
Tether Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,799,590

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,799,590

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,799,590

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% (1)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	This percentage is calculated based upon 102,461,382 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 12, 2024.

CUSIP No. L00849106	Page 4 of 10

1	NAME OF REPORTING PERSON
Giancarlo Devasini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,799,590 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,799,590 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,799,590 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Includes 16,799,590 Common Shares held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited. Mr. Devasini has a greater than 50% voting interest in Tether Holdings Limited. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

(2)	This percentage is calculated based upon 102,461,382 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 12, 2024.

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission on August 16, 2024, as amended by Amendment No. 1 filed on September 9, 2024, Amendment No. 2 filed on September 20, 2024 and Amendment No. 3 filed on September 30, 2024 (as amended, the “Schedule 13D”) with respect to the Common Shares, par value $1.50 per share (“Common Shares”) of Adecoagro S.A., a société anonyme under the laws of the Grand Duchy of Luxembourg (the “Issuer”). This amendment to the Schedule 13D is being filed by Tether Holdings Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, and Giancarlo Devasini (collectively, the “Reporting Persons”) and constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

See the Schedule 13D, as amended, for historical information. Item 2 of Schedule 13D is amended and supplemented as follows:

Certain information regarding Tether Holdings Limited, Tether Investments Limited and their respective executive officers and directors is set forth on Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information. Item 3 is amended and supplemented as follows:

Tether Investments Limited used cash from its own working capital to make the purchases of Common Shares listed on Schedule B hereto.

Item 5. Interest in Securities of Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) The Reporting Persons beneficially own an aggregate of 16,799,590 shares of the Issuer’s Common Shares, representing 16.4% of the outstanding Common Shares.

(b) Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 16,799,590 shares. This percentage is calculated based upon 102,461,382 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 12, 2024.

(c) Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons during the past 60 days.

(d) None.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

1.          Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

October 18, 2024

TETHER HOLDINGS LIMITED

By:	/s/ Ludovicus Jan Van der Velde
Name:	Ludovicus Jan Van der Velde
Title:	Director

Tether Investments Limited

By:	/s/ Ludovicus Jan Van der Velde
Name:	Ludovicus Jan Van der Velde
Title:	Director

/s/ Giancarlo Devasini
Giancarlo Devasini, individually

Schedule A

Executive Officers and Directors

The following sets forth the name, country of citizenship, position and principal occupation of each executive officer and member of the board of directors of Tether Holdings Limited and Tether Investments Limited. Except as indicated below, none of the persons listed below has been convicted of a crime (other than traffic violations or similar misdemeanors) or been subject to proceedings pertaining to violations of securities laws within the past 5 years.

Executive Officers and Directors of Tether Holdings Limited:

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Paolo Ardoino, citizen of Italy	Chief Executive Officer and Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Giancarlo Devasini, citizen of Italy	Chief Financial Officer and Director	16,799,590 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Ludovicus Jan Van der Velde, citizen of the Netherlands	Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110

Executive Officers and Directors of Tether Investments Limited:

Name and Citizenship	Position and Principal Occupation	Beneficial Ownership	Business Address
Paolo Ardoino, citizen of Italy	Chief Executive Officer and Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Giancarlo Devasini, citizen of Italy	Chief Financial Officer and Director	16,799,590 (1)	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110
Ludovicus Jan Van der Velde, citizen of the Netherlands	Director	0	SHRM Trustees (BVI) Limited, P.O. Box 4301, Trinity Chambers, Road Town, Tortola, British Virgin Islands, VG 1110

(1)	Includes 16,799,590 common shares, par value $1.50 per share (“Common Shares”) of Adecoagro S.A. held by Tether Investments Limited, a wholly owned subsidiary of Tether Holdings Limited.

In October 2021, the U.S. Commodity Futures Trading Commission (CFTC) instituted and settled regulatory proceedings against Tether Holdings Limited, Tether Limited, Tether Operations Limited, and Tether International Limited (collectively, “Tether”) by way of an order accepting Tether’s payment of a civil monetary penalty of $41 million without admitting or denying any of the CFTC’s findings or conclusions. The order settled CFTC allegations that, from June 2016 to February 2019, Tether made untrue or misleading statements and omissions of material fact or omitted to state material facts necessary to make statements made not true or misleading in connection with, among other things, whether USDT was fully backed by U.S. Dollars held in bank accounts in Tether’s name.

In February 2021, the Office of the Attorney General of the State of New York (NYAG) entered into an agreement with Tether and several Bitfinex (a group of companies with which Tether is affiliated) companies to settle a 2019 proceeding brought by NYAG seeking an injunction related to, among other things, the transfer of certain funds by and among Bitfinex and Tether. Without admitting or denying NYAG’s findings, Bitfinex and Tether agreed to settle the NYAG proceeding by paying $18.5 million in penalties to the State of New York. The agreement further required Bitfinex and Tether to discontinue any trading activity with New York persons or entities and to submit to mandatory reporting on certain business functions.

Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since August 19, 2024, which were all completed through open market purchases.

Tether Investments Limited:

Date	Shares Bought	Price
September 3, 2024	175,000	11.0216
September 4, 2024	185,000	11.1745
September 5, 2024	250,000	11.3323
September 6, 2024	360,000	11.4199
September 9, 2024	342,500	11.1468
September 10, 2024	405,000	11.1266
September 11, 2024	81,000	11.3079
September 12, 2024	140,000	11.3390
September 13, 2024	155,000	11.5534
September 16, 2024	145,410	11.5744
September 17, 2024	296,294	11.0614
September 18, 2024	350,000	11.2342
September 19, 2024	325,000	11.5819
September 20, 2024	472,000	11.4115
September 23, 2024	51,000	11.4990
September 24, 2024	250,000	11.5794
September 25, 2024	700,000	11.3903
September 26, 2024	316,796	11.9130
October 14, 2024	312,170	11.0007
October 15, 2024	321,655	11.1441
October 16, 2024	406,051	11.2585
October 17, 2024	316,371	11.3089
October 18, 2024	395,094	11.3799

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Amendment to Schedule 13D, including further amendments thereto, with respect to the common shares, par value $1.50 per share, of Adecoagro S.A. and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

October 18, 2024

TETHER HOLDINGS LIMITED

By:	/s/ Ludovicus Jan Van der Velde
Name:	Ludovicus Jan Van der Velde
Title:	Director

Tether Investments Limited

By:	/s/ Ludovicus Jan Van der Velde
Name:	Ludovicus Jan Van der Velde
Title:	Director

/s/ Giancarlo Devasini
Giancarlo Devasini, individually